Descartes Reports Fiscal Year 2009 Third Quarter Results

Record operating performance helps increase net income before taxes by 50% and net income by 35% from last year

WATERLOO, ONTARIO, November 26, 2008 — Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX), a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2009 third quarter (Q3FY09) ended October 31, 2008. All financial results referenced are unaudited, in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q3FY09 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY09 included:

•	Revenues of $17.0 million, up $1.5 million or 10% from $15.5 million in the third quarter of fiscal 2008 (Q3FY08) and compared to $17.1 million in the previous quarter (Q2FY09);
•	Income before income taxes of $2.7 million, up 50% from $1.8 million in Q3FY08 and up 35% from $2.0 million in Q2FY09;
•	Net income of $2.3 million, up $0.6 million or 35% from net income of $1.7 million in Q3FY08 and up $0.9 million or 64% from $1.4 million in Q2FY09;
•

Earnings per share on a diluted basis of $0.04, up from $0.03 in both Q3FY08 and Q2FY09. Income before income taxes per share on a diluted basis was $0.05 in Q3FY09, up from $0.03 in Q3FY08 and up from $0.04 in Q2FY09;

•	Days sales outstanding (DSOs) of 47 days, compared to 53 days in Q3FY08 and 50 days in Q2FY09;
•	Cash provided by operating activities was $5.9 million in Q3FY09, up 18% from $5.0 million in Q3FY08 and up 28% from $4.6 million in Q2FY09; and
•	EBITDA of $4.4 million, up 19% from $3.7 million in Q3FY08 and up 7% from $4.1 million in Q2FY09. EBITDA as a percentage of revenues was 26% this quarter, compared to 24% in each of Q3FY08 and Q2FY09.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX |Helping Customers Deliver	|

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except diluted earnings per share amounts, EBITDA as a % of revenues and DSOs):

	Q3 FY09	Q2 FY09	Q1 FY09	Q4 FY08	Q3 FY08
Revenues	17.0	17.1	16.3	16.0	15.5
Services revenues	15.7	16.0	14.9	14.4	14.5
Income before income taxes	2.7	2.0	1.6	2.0	1.8
Net income	2.3*	1.4*	1.1*	17.9*	1.7
Diluted EPS	0.04*	0.03*	0.02*	0.33*	0.03
EBITDA	4.4	4.1	3.8	3.8	3.7
EBITDA as a % of revenues	26%	24%	23%	24%	24%
DSOs (days)	47	50	57	59	53

* Net income and earnings per share on a diluted basis were positively impacted by non-cash, deferred income tax recoveries of $16.0 million in Q4FY08 and $0.4 million in Q3FY09. Net income and earnings per share on a diluted basis were also impacted by the following: (1) non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $0.8 million in Q3FY09 and $0.5 million in each of Q2FY09 and Q1FY09; and (2) contingent acquisition consideration expense of $0.3 million in Q2FY09 and $0.5 million in each of Q1FY09, Q4FY08 and Q3FY08.

Total revenues of $17.0 million in Q3FY09 were comprised of $15.7 million in services revenues and $1.3 million in license revenues. As a percentage of total revenues, services revenues were 92%, with the balance of the revenues being license revenues.

Geographically, $10.4 million of revenues (61%) were generated in the Americas, excluding Canada, $4.4 million (26%) in Europe, Middle East and Africa (“EMEA”), $2.0 million (12%) in Canada, and $0.2 million (1%) in the Asia Pacific region.

Year-to-Date Financial Results

Key financial highlights for the nine-month period ended October 31, 2008 included the following:

•	Revenues of $50.4 million, up $7.4 million or 17% from $43.0 million in the same period a year ago;
•	Income before income taxes of $6.4 million, up 36% from $4.7 million in the first nine months of last year;
•	Net income of $4.8 million, compared to net income of $4.5 million in the first nine months of last year;
•	Earnings per share on a diluted basis of $0.09, compared to $0.09 in the same period a year ago; and
•	EBITDA of $12.3 million, up 23% from $10.0 million in the same nine-month period last year. EBITDA as a percentage of revenues was 24% compared to 23% in the same period a year ago.

As at October 31, 2008, Descartes had $53.5 million in cash and cash equivalents and $2.4 million in available lines of credit. As at January 31, 2008, Descartes had $44.1 million in cash and cash equivalents and $2.9 million in available lines of credit.

“We’ve achieved solid operational performance in a difficult economic environment," said Stephanie Ratza, CFO at Descartes. "While our revenues and expenses were each reduced this quarter by approximately $0.7 million because of the dramatic fluctuations in foreign exchange rates over the quarter, we continued to focus on driving positive operating results. We’ve maintained a solid balance sheet, excellent DSOs and generated increased cash from operations to add to our healthy cash position.

This has contributed to an excellent platform from which to continue to deliver value to our customers and shareholders."

"Our opportunity to make the world a better place through logistics has never been greater," said Arthur Mesher, CEO at Descartes. "Our solutions have a new and immediate relevance to our customers by dramatically reducing costs and enabling compliance and ensuring security. Our unbridled focus on making our customers’ investments successful with tangible value has directly contributed to our record financial results.”

Conference Call

Members of Descartes’ executive management team will host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EST on November 26, 2008. Designated numbers are 800-950-1454 for North America or +1-212-231-2900 for International.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing 800-558-5253 or +1-416-626-4100 and using passcode number 21398203. An archived replay of the webcast will be available at www.descartes.com/company/investors.

Descartes and Delta Cargo

Separately today, Descartes announced that it has extended its relationship to provide Delta Cargo with technology underlying Delta Cargo’s electronic air freight booking portal at deltacargo.com. Delta Cargo has selected Descartes’ GF-X Private Label solution.

Importer Security Filing “10+2”

Yesterday, Descartes responded to the new U.S. Customs and Border Protection (CBP) Importer Security Filing (ISF) “10+2” rule by forming a Descartes “10+2” Workgroup. The Descartes “10+2” Workgroup is designed for leading importers, customs brokers, carriers, freight forwarders, non-vessel operating common carriers (NVOCCs), and shippers — including representation from the top 5 integrators and leading international freight forwarders — to standardize and develop best practices across this global logistics community for this new rule. Descartes previously announced the availability of its Importer Security Filing (ISF) “10+2” Service to address the CBP interim final rule.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 350 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Ottawa, Washington DC, Derby, London, Brussels, Stockholm and Shanghai. For more information, visit www.descartes.com.

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Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbour Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ opportunity and positioning to provide value to customers and shareholders and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the severity and length of the current global economic downturn; the impact of foreign currency exchange rates; the impact of tax expenses on net income; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to raise capital to continue Descartes’ acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2008. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q3FY09, Q2FY09, Q1FY09, Q4FY08 and Q3FY08, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY09	Q2FY09	Q1FY09	Q4FY08	Q3FY08

Net income, as reported on Consolidated Statements of Operations	2.3	1.4	1.1	17.9	1.7
Adjustments to reconcile to EBITDA:
Investment income	(0.3)	(0.2)	(0.3)	(0.4)	(0.5)
Income tax expense (recovery)	0.4	0.6	0.6	(15.9)	0.1
Depreciation expense	0.7	0.6	0.5	0.7	0.7
Amortization of intangible assets and contingent acquisition consideration	1.3	1.6	1.8	1.6	1.5
Amortization of deferred compensation and stock-based compensation expense	0.2	0.1	0.1	(0.1)	0.2
EBITDA	4.4	4.1	3.8	3.8	3.7

The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for the first nine months of fiscal 2009 and the first nine months of fiscal 2008, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	First 9 Months of FY09	First 9 Months of FY08

Net income, as reported on Consolidated Statements of Operations	4.8	4.5
Adjustments to reconcile to EBITDA:
Investment income	(0.8)	(1.1)
Income tax expense	1.6	0.2
Depreciation expense	1.6	1.8
Amortization of intangible assets and contingent acquisition consideration	4.7	4.0
Amortization of deferred compensation and stock-based compensation expense	0.4	0.6
EBITDA	12.3	10.0

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	October 31,	January 31,
	2008	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	53,519	44,091
Accounts receivable
Trade	8,862	10,447
Other	700	1,288
Prepaid expenses and other	1,075	951
Deferred contingent acquisition consideration	-	833
Deferred income taxes	2,600	3,000
Deferred tax charge	197	115
	66,953	60,725
CAPITAL ASSETS	5,193	6,722
GOODWILL	26,444	25,005
INTANGIBLE ASSETS	16,700	18,914
DEFERRED INCOME TAXES	14,180	14,570
DEFERRED TAX CHARGE	642	458
	130,112	126,394
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,099	3,054
Accrued liabilities	5,468	4,514
Income taxes payable	298	783
Deferred revenue	3,442	3,750
	11,307	12,101
INCOME TAX LIABILITY	2,145	1,570
	13,452	13,671

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,974,727 at October 31, 2008 (January 31, 2008 – 52,929,977)	44,471	44,251
Additional paid-in capital	449,727	449,320
Accumulated other comprehensive income	552	2,006
Accumulated deficit	(378,090)	(382,854)
	116,660	112,723
	130,112	126,394

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THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
REVENUES	16,965	15,463	50,364	43,014
COST OF REVENUES	5,580	5,468	17,359	14,895
GROSS MARGIN	11,385	9,995	33,005	28,119
EXPENSES
Sales and marketing	2,192	2,412	6,906	7,326
Research and development	2,934	2,823	8,740	7,798
General and administrative	2,550	1,936	7,138	5,347
Amortization of intangible assets	1,287	987	3,814	2,486
Contingent acquisition consideration	-	500	833	1,500
	8,963	8,658	27,431	24,457
INCOME FROM OPERATIONS	2,422	1,337	5,574	3,662
INVESTMENT INCOME	320	481	815	1,071
INCOME BEFORE INCOME TAXES	2,742	1,818	6,389	4,733
INCOME TAX EXPENSE
Current	49	121	260	226
Deferred	375	-	1,365	-
	424	121	1,625	226
NET INCOME	2,318	1,697	4,764	4,507
EARNINGS PER SHARE
Basic and diluted	0.04	0.03	0.09	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,965	52,801	52,947	50,652
Diluted	53,697	53,715	53,686	51,821

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THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	2,318	1,697	4,764	4,507
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	538	638	1,647	1,748
Amortization of intangible assets	1,287	987	3,814	2,486
Amortization of deferred compensation	2	2	6	8
Stock-based compensation expense	134	192	383	576
Deferred income taxes	375	-	1,365	-
Deferred tax charge	(266)	-	(266)	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(94)	665	1,000	(756)
Other	351	(500)	590	(437)
Prepaid expenses and other	261	1,305	(266)	515
Deferred contingent acquisition consideration	-	500	833	1,500
Accounts payable	(473)	453	(530)	(104)
Accrued liabilities	947	(237)	952	46
Income taxes payable	99	56	(472)	(30)
Deferred revenue	397	(732)	88	(341)
Cash provided by operating activities	5,876	5,026	13,908	9,718
INVESTING ACTIVITIES
Maturities of marketable securities	-	-	-	2,820
Additions to capital assets	(327)	(214)	(972)	(670)
Acquisition of subsidiaries	(1,541)	(4,614)	(1,911)	(5,680)
Acquisition-related costs	(134)	(1,425)	(915)	(1,713)
Cash used in investing activities	(2,002)	(6,253)	(3,798)	(5,243)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	74	(262)	98	23,160
Cash provided by (used in) financing activities	74	(262)	98	23,160
Effect of foreign exchange rate on cash and cash equivalents	(962)	557	(780)	1,253
Increase (decrease) in cash and cash equivalents	2,986	(932)	9,428	28,888
Cash and cash equivalents at beginning of period	50,533	49,190	44,091	19,370
Cash and cash equivalents at end of period	53,519	48,258	53,519	48,258

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